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                             June 21, 2023

       Andrew Freedman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, New York 10019

                                                        Re: Diversified
Healthcare Trust
                                                            PRRN14A field June
15, 2023
                                                            Filed by Flat
Footed LLC and Marc Andersen
                                                            SEC File No.
001-15319

       Dear Andrew Freedman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in your revised proxy statement.

       PRRN14A filed June 15, 2023

       Reasons for the Solicitation, page 6

   1. We note the reference to an alternate acquisition proposal for DHC valued at $4.00 per share in May 2022.
Since your disclosure unfavorably compares the current merger price to that proposal,
expand to discuss the material contingencies to the May 2022 proposal.
                                                        For example, we
understand that it was conditioned on the contemporaneous acquisition of another entity
managed by RMR and was further subject to due diligence.
   2. We note the following assertion on page 7 of the revised proxy statement relating to
                                                        RMR's fee arrangements:
"At the same time, RMR will continue to collect significant
                                                        fees as the external
manager for the post-Merger entity. Over the past four years alone,
                                                        RMR has collected over
$300 million in pure-profit management fees from OPI and DHC
                                                        combined        despite
the woeful performance of both companies. Moreover, since a
                                                        substantial part of
these fees are calculated on enterprise value and construction costs
 Andrew Freedman
Olshan Frome Wolosky LLP
June 21, 2023
Page 2
         not profitability or equity value        RMR appears perversely
incentivized to maximize
         debt and spending: which we believe are the primary reasons why DHC faces near-term challenges today." Revise to balance this statement by describing how RMR's fees are partially tied to DHC's stock performance.
Additional Participant Information , page 18

3. We note the new disclosure on page 18 added in response to comment 2 in our last letter.
         Revise here and in Flat Footed's Schedule 13D, as amended, to disclose the specific unsecured notes of DHC that Flat Foooted owns and the applicable maturity dates for each series.
4. See our last comment above and Item 5 of Schedule 14A. Expand the disclosure to more fully explain the participants' interests in the solicitation and the merger, given their ownership of DHC unsecured notes with an approximate aggregate principal amount of
         $154,821,275. Your expanded disclosure should address how their interests are different from those of equity shareholders of DHC, and should note the size of your equity versus debt interest in the company. To the extent that Flat Footed or other participants in this solicitation may seek to leverage their debt holdings to increase their equity stake in DHC in the future, this should be disclosed, as should any other potential plans, such as advocating for asset sales. Your expanded discussion should specifically describe how the interests of debt holders and equity holders may differ.
General

5. We understand that Flat Footed issued a press release on May 23, 2023 which was not filed on EDGAR and did not include the Rule 14a-12 "legend" required by Rule 14a-
         12(a)(1). Please explain in your response letter why the May 23, 2023 press release was not filed on EDGAR and why it did not include the Rule 14a-12 legend. See Rule 14a-
         6(o). To the extent that you believe Flat Footed was entitled to rely on an exemption from the proxy rules, please identify the exemption claimed and describe the specific facts which you believe support Flat Footed's reliance upon it.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAndrew Freedman                             Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                              Division of
Corporation Finance
June 21, 2023 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName